                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              AMENDED AND RESTATED
                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 28)*


                          Intek Diversified Corporation
_______________________________________________________________________________
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
_______________________________________________________________________________
                         (Title of Class of Securities)

                                  458134 10 3
                         ______________________________

                                 (CUSIP Number)


                                 Robert Shiver
                      Chairman and Chief Executive Officer
                         Intek Diversified Corporation
                        970 West 190th Street, Suite 720
                           Torrance, California 90502
                                 (310) 366-7335

_______________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                               February 14, 1997
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement of file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-(a) for other parties to whom copies are to be sent.

______________


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_____________________                                      ____________________
CUSIP NO. 458134 10 3                 13D                   PAGE 2 OF    PAGES

_______________________________________________________________________________
        1       NAME OF REPORTING PERSONS
                S.S. OF I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Simmonds Capital Limited

_______________________________________________________________________________
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [  ]
                                                                     (b) [  ]

_______________________________________________________________________________
        3       SEC USE ONLY

_______________________________________________________________________________
        4       SOURCE OF FUNDS*

                wc; oo

_______________________________________________________________________________
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                            [  ]

_______________________________________________________________________________
        6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Canada

_______________________________________________________________________________

                                        7       SOLE VOTING POWER
                                                4,295,883

        NUMBER OF
         SHARES                  ______________________________________________
      BENEFICIALLY                      8       SHARED VOTING POWER
        OWNED BY
          EACH                                      --
        REPORTING
      PERSON WITH                ______________________________________________

                                        9       SOLE DISPOSITIVE POWER
                                                4,295,883

                                 ______________________________________________
                                        10      SHARED DISPOSITIVE POWER

                                                     --


_______________________________________________________________________________
        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                4,295,883

_______________________________________________________________________________
        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                 [  ]

_______________________________________________________________________________
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                10.2%

_______________________________________________________________________________
        14      TYPE OF REPORTING PERSON*

                CO

_______________________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 458134 10 3

                                  SCHEDULE 13D


The Schedule 13D filed on March 7, 1994 (the "Schedule 13D") and amended on March 29, 1994 ("Amendment No. 1"), on July 22, 1994 ("Amendment No. 2"), on September 23, 1994 ("Amendment No. 3"), on April 10, 1995 ("Amendment No. 4"), on May 10, 1995 ("Amendment No. 5"), on June 5, 1995 ("Amendment No. 6"), on June 9, 1995 ("Amendment No. 7"), on June 26, 1995 ("Amendment No. 8"), on July 10, 1995 ("Amendment No. 9"), on August 9, 1995 ("Amendment No. 10"), on November 27, 1995 ("Amendment No. 11"), on March 18,1996 ("Amendment No. 12"), On April 8, 1996 ("Amendment No. 13"), on April 16, 1996 ("Amendment No. 14"), on April 23, 1996 ("Amendment No. 15"), on June 10, 1996 ("Amendment No. 16"), on June 27, 1996 ("Amendment No. 17"), on July 12, 1996 ("Amendment No. 18"), on September 30, 1996 ("Amendment No. 19"), on October 15, 1996 ("Amendment No. 20"), on November 6, 1996 ("Amendment No. 21"), as restated and amended on November 30, 1996 ("Amendment No. 22"), and as amended on December 27, 1996 ("Amendment No. 23"), as amended on January 21, 1997 ("Amendment No. 24"), as amended on February 11, 1997 ("Amendment No. 25"), as amended on February 14, 1997 ("Amendment No. 26"), and on June 16, 1997 ("Amendment No. 27"), on behalf of Simmonds Capital Limited ("SCL") is hereby further amended as follows:



Item 2. Identity and Background
        -----------------------

The list of directors and officers of SCL is amended by deleting Mark Longden and Michael Smith and by adding Gary Hokkanen, Vice-President Finance, 580 Granite Court, Pickering, Ontario, Canada L1W 3Z4, Vice-President Finance of SCL, and by amending the business address for Mr. David O'Kell and Mr. John G. Simmonds to 580 Granite Court, Pickering, Ontario, Canada L1W 3Z4.

Item 2. (f) is amended by deleting the sentence entirely and inserting the following:

All of the executive officers and directors of SCL are citizens of Canada.


Item 3. Source and Amount of Funds or Other Consideration
        -------------------------------------------------

The second sentence of Item 3 of the Schedule 13D is amended by deleting the sentence entirely and inserting the following:


After the exercise of a portion of the options to purchase 1,633,333 shares of Common stock and the return of the unexercised options as described in subparagraph (g) of this item 13D, and the disposition of 2,500,000 shares as described in Item 5 subparagraphs (c), (h), (j), (k), (m), (n), (o), (q), (r), and (s) and the acquisition of 110,000 shares as described in subparagraph (t) and (u) of this Schedule 13D, SCL is the beneficial owner of 4,295,883 shares of Common Stock.



Item 3 of the Schedule 13D is further amended by inserting the following to the end of subparagraph (g):



Between July 15, 1997 and November 17, 1997 SCL, by agreement with Roamer One Holdings, Inc., canceled and returned unexercised the remaining portion representing 166,667 options of the foregoing option to purchase shares of Common Stock from Roamer One Holdings, Inc.


Item 4.  Purpose of the Transaction
         --------------------------


Item 4 of the Schedule 13D is amended by inserting the following after the last sentence of the fourth last paragraph:



By November 17, 1997 SCL had returned unexercised the remaining balance of 166,667 options.


Item 5.  Interest in Securities of the Issuer
         ------------------------------------


Subparagraph (l) of Item 5. of the Schedule 13D is amended after the last sentence by inserting the following:



By November 17, 1997 SCL had returned unexercised the remaining balance of 166,667 options.


Item 6  Contracts, Arrangements, Understandings or Relationships with Respect
        ---------------------------------------------------------------------
        to Securities of the Issuer
        ---------------------------


The fourth paragraph of Item 6 of the Schedule 13D is amended after the last sentence by inserting the following:



By November 17, 1997 SCL had returned unexercised the remaining balance of 166,667 options.


                               Page 3 of 4 Pages

CUSIP NO. 458134 10 3

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                        SIMMONDS CAPITAL LIMITED

                        December 11, 1997
                                                (Date)

                        /s/ David C. O'Kell
                        _______________________________________________________
                                              (Signature)

                        David C. O'Kell, Executive Vice President and Secretary
                        _______________________________________________________
                                              (Name/Title)